UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 30, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Anheuser-Busch InBev SA/NV

File No. 001-34455 - CF#25065

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      Anheuser-Busch InBev SA/NV submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 15, 2010.

      Based on representations by Anheuser-Busch InBev SA/NV that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 4.2   through February 26, 2015

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel